                    Filed by Western Multiplex Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12
                    of the Securities Exchange Act of 1934

                Subject Company: Adaptive Broadband Corporation
                          Commission File No. 0-07428

                                                                December 5, 2000

The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. These statements are often identified by words such as "expect", "anticipated" and "intend." The forward-looking statements address the following subjects, among others: expected date of closing the merger, future financial and operating results, and timing and benefits of the merger.

Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated. Statements regarding the expected benefits of the transaction and the company's expected revenues and EBITA margins are subject to the following risks: that expected synergies will not be achieved; that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses.

Careful consideration also should be given to cautionary statements made in Western Multiplex's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Western Multiplex's Form S-1 filed on July 20, 2000 and in Adaptive Broadband's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Adaptive Broadband's Annual Report on Form 10-K for the year ended June 30, 2000.

******************************************************************************

THE FOLLOWING IS AN ARTICLE REGARDING WESTERN MULTIPLEX CORPORATION AND ITS MERGER WITH ADAPTIVE BROADBAND CORPORATION RELEASED ON DECEMBER 5, 2000 ON CNBC.COM WHICH MAY BE POSTED ON WESTERN MULTIPLEX'S WEBSITE OR OTHERWISE DISSEMINATED TO INVESTORS.

Ground Floor Fixed - Wireless Play
By Hal Plotlain
December 5th, 2000

Western Multiplex Corp. {WMUX} chairman and chief executive officer Jonathan Zakin made his reputation by creating order out of chaos. In his last job, running U.S. Robotics Corp. from 1987 to 1998, Zakin built a powerhouse company by successfully consolidating the once-highly fragmented modem industry.

Zakin and his backers are betting he can do it all over again, this time in the burgeoning fixed-wireless infrastructure market. If they are right, Western Multiplex's depressed stock probably won't be relegated to the bargain bin much longer.

"We have a lot confidence in Zakin's ability to be able to execute on this," says Tim Luke, an analyst at Lehman Brothers in New York. "Consolidating the industry seems to be a big part of the strategy, the timing is right and he has a very good track record at it."

Luke has a "strong buy" rating on Western Multiplex's stock, along with a $20 12-month price target. Western Multiplex, which is profitable, went public on July 31 with shares initially priced at $12 each.

The stock has been battered since then, along with most other technology and wireless issues. In addition, Western Multiplex's stock took a more-direct hit last month, after the company said it would acquire Adaptive Broadband Corp. {ADAP} in a stock transaction valued at the time at $645 million. The pending purchase is Western Multiplex's first major step in executing on its plan to build a full portfolio of fixed broadband wireless products aimed at both carrier and corporate markets.

Analysts say the negative reaction stemmed mostly from concerns over integration issues related to the acquisition, as well as previous new product delivery stumbles by Adaptive Broadband. The worry is that Western Multiplex's future profits might be erased, at least temporarily, by Adaptive Broadband's losses.

Adaptive Broadband reported a loss of $23.5 million, or 70 cents a share, for the fiscal year ended June 30 on revenue of $28.7 million, excluding a $1.8 million loss from a wireless local area networking investment. Western Multiplex, by contrast, posted net income of $3 million, or 7 cents a share, on revenue of $67.8 million for the nine months ended Sept. 29.

"Some in the investment community weren't too happy with the deal," says Dylan Brooks, an analyst with Jupiter Research, a Jupiter Media Metrix company based in New York. "Especially since both companies didn't have a lot of good things to say about each other before they got together."

Delays delivering new Adaptive Broadband products had previously crimped some of Western Multiplex's plans, Brooks says.

"We looked at a lot of companies and came to the conclusion that we wanted Adaptive's core technology and product path," Zakin says. "The acquisition allows us to be in multiple market segments with multiple products. Nobody will have the depth or breadth of scale of this company once it gets merged."

Zakin says the merger will be accretive to Western Multiplex's cash earnings per share by the end of calendar 2001. He also says the deal fits in nicely with his strategy of building systems at the component level, which makes higher margin selling prices possible.

Zakin's overall goal is to stitch together the technologies that will allow his firm to become a complete soup-to-nuts fixed broadband wireless infrastructure provider. The vision includes serving both ends of the wireless connection, offering the transmitters and receivers needed to extend broadband connections from hard-wired fiber-optics networks to non-mobile end-users. Target customers include wireless carriers and businesses that don't want to rely exclusively on hard-wired Internet connections, such as digital subscriber lines or cable.

"It can cost $750,000 or more if you want to wire two buildings right across the street from each other," Zakin says. "You have to dig up the street, pour concrete, and all that takes time, not just money. We can do the same thing for between $50,000 to $100,000, and we can be up and running in two or three days."

Zakin says he is convinced that eventually, within 10 to 15 years, fully 60% of all fixed broadband connections in the United States will be wireless, not counting mobile markets. Internationally, he says, that number will be even higher, perhaps as high as 80%.

"When you get outside the U.S., to places like Brazil, China or South Africa, they're not going to be tearing up the jungle and laying a lot of new lines. It's just not going to happen," Zakin adds.

In addition, Zakin says the newly available radio spectrums used in his firm's technology have largely eliminated weather-related reception problems that plagued previous wireless offerings.

"We have several customers that could not use anything else," confirms Ken Jackson, president of Innetix Inc., a privately held San Jose, Calif.-based Western Multiplex reseller.

Jackson says Western Multiplex's offerings are ideally suited for highly congested interference rich environments, such as around San Jose's municipal airport.

"The cost is still a little high in comparison to some other products," Jackson says. "But if they can get the cost down some, they'd be a in a position to really explode in this marketplace."

Zakin says that is exactly what he has in mind. In particular, he says he is positioning the firm to be able to offer a wide variety of customers competitive price points tied to the amount of bandwidth they require. That will mean additional acquisitions of technologies that serve particular niches. In addition, he says he is looking at making one or more acquisitions in Europe to give the company the reach and scale it needs.

Stitching together such an operation is a gambit Zakin knows well. He made a killing for investors who got in early on U.S. Robotics, taking the modem maker from $18 million in revenue in 1987 to more than $3 billion in 1998 before 3Com Corp. {COMS} scooped up the firm in a deal valued at slightly over $8 billion. During the time he was at the helm, U.S. Robotics purchased more than 10 firms in Europe and the U.S.

"The sale to 3Com was my exit strategy," Zakin says. He spent a year affiliated with a leveraged buyout firm before settling on the wireless industry as his next target of opportunity.

"We concluded that [the wireless industry] was taking on the same dynamics as the wireline industry in the 1980s" Zakin says. "There are a lot of parallels."

Bettina Trat-Ryan, senior analyst at the Gartner Group in Stamford, Conn., says that investors probably overreacted to fears about the Adaptive Broadband acquisition. "I'm more encouraged for Western Multiplex with Adaptive," she says.

Trat-Ryan says the move widens Western Multiplex's footprint in an explosive market, which she says will grow at a compound annual rate of more than 50% between now and 2004.

"Western Multiplex has chances to win substantial contracts there and could do well internationally," Trat-Ryan says.

Western Multiplex's ambitious acquisition plans could be somewhat addled, though, by the firm's low stock price, which gives the company less flexibility to use its own paper to fund new deals. But the flip side of that, Zakin notes, is that acquisition targets have also seen their valuations slide in recent months.

"The two largely cancel each other out," says Zakin, who adds that Western Multiplex will still have about $150 million in cash on hand and no debt, once the Adaptive Broadband deal closes.

There are at least a dozen other firms that compete in one or more of Western Multiplex's targeted markets, including Alcatel S.A. {ALA}, BreezeCOM Ltd. {BRZE} and Netro Corp. {NTRO}. But analysts say Western Multiplex is generally ahead of the pack when it comes to product diversification in the fixed-wireless niche.

"Western Multiplex has weathered the storm in many ways better than most of the rest of the [wireless] group," Luke says. "What's important in the future will be bringing broadband connections that last mile to the end-user. That's where Western Multiplex is going to be very strong."

Zakin says investors should keep long-range broadband trends in mind rather than be fixated on this quarter or the next one. Over time, he says, the advantages of fixed-wireless solutions will become very obvious.

If Zakin is right, that could eventually make anyone who bought Western Multiplex's stock at its current price look like a genius.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
ADDITIONAL INFORMATION AND WHERE TO FIND IT

Western Multiplex has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement-prospectus regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the definitive joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.
                                                            -------------------

Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release to the merger filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband on November 13, 2000.